UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

LIPELLA PHARMACEUTICALS INC.
(Name of Issuer)

Common Stock, par value $0.0001 per share
(Title of Class of Securities)

53630L100
(CUSIP Number)
David E. Danovitch, Esq. Sullivan & Worcester LLP 1633 Broadway – 32nd Floor New York, NY 10019 (212) 660-3000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 16, 2023
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this Schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See 240.13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act (however, see the Notes).

CUSIP No. 53630L100	Amendment No. 1 to Schedule 13D	Page 2 of 5 Pages

1	name of reporting persons Michael B. Chancellor
2	check the appropriate box if a member of a group*		(a) ☐ (b) ☐
3	sec use only
4	source of funds* PF, OO (1)
5	check if disclosure of legal proceedings is required pursuant to items 2(d) or 2(e)		☐
6	citizenship or place of organization United States
number of shares beneficially owned by each reporting person with	7	sole voting power 1,312,231 (2)
	8	shared voting power 0
	9	sole dispositive power 1,312,231 (2)
	10	shared dispositive power 0
11	aggregate amount beneficially owned by each reporting person 1,312,231 (2)
12	check box if the aggregate amount in row (11) excludes certain shares*		☐
13	percent of class represented by amount in row (11) 20.8% (3)
14	type of reporting person* IN

* SEE INSTRUCTIONS

(1) Consists of (i) 732,731 shares of common stock, par value $0.0001 per share, of the issuer (“Common Stock”) purchased by Dr. Michael Chancellor (the “Reporting Person”) with personal funds, and (ii) 579,500 shares of Common Stock that may be issued upon the exercise of stock options awarded by the issuer to the Reporting Person in his capacity as an officer and director of the issuer, which are vested and exercisable within 60 days of the filing of this Amendment No. 1 to Statement on Schedule 13D (this “Amendment No. 1”).

(2) Consists of (i) 732,731 shares of Common Stock beneficially owned by the Reporting Person and (ii) fully vested options exercisable for 579,500 shares of Common Stock.

(3) Calculated based on 5,743,945 shares of Common Stock outstanding as of May 11, 2023, as reported in the issuer’s Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2023, filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 12, 2023. The 579,500 shares of Common Stock that the Reporting Person has the right to acquire within 60 days of the filing of this Amendment No. 1 are deemed to be outstanding for purposes of calculating such beneficial ownership percentage.

CUSIP No. 53630L100	Amendment No. 1 to Schedule 13D	Page 3 of 5 Pages

This Amendment No. 1 amends and supplements the statement on Schedule 13D initially filed by the Reporting Person with the SEC on December 29, 2022 (the “Schedule 13D”). Capitalized terms used but not defined herein shall have the meanings attributed to them in the Schedule 13D. Except as otherwise set forth herein, this Amendment No. 1 does not modify any of the information previously reported by the Reporting Person in the Schedule 13D.

The purpose of this Amendment No. 1 is to update the Reporting Person’s beneficial ownership information in the Schedule 13D.

Except as specifically amended below, all other provisions of the Schedule 13D remain in effect.

Item 1. Security and Issuer.

The information contained in “Item 1. Security and Issuer.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 2. Identity and Background.

The information contained in “Item 2. Identity and Background.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 3. Source or Amount of Funds or Other Consideration.

“Item 3. Source or Amount of Funds or Other Consideration.” of the Schedule 13D is hereby amended and restated in its entirety as follows:

The Reporting Person beneficially owns 1,312,231 shares of Common Stock, consisting of (i) 732,731 shares of Common Stock which were acquired with personal funds from time to time and as a result of the conversion of certain promissory notes in connection with the Issuer’s initial public offering, as described in Item 6 of the Schedule 13D, and (ii) 579,500 shares of Common Stock that may be issued upon exercise of stock options owned by the Reporting Person that were awarded to him in his capacity as an officer and director of the Issuer.

Item 4. Purpose of Transaction.

The information contained in rows (7), (8), (9), (10), (11) and (13) of the cover page of this Amendment No. 1 and the corresponding footnotes, and the information set forth in or incorporated by reference in Item 2, Item 3, Item 5 and Item 6 of this Amendment No. 1 is hereby incorporated by reference in its entirety into this Item 4.

Except as described above, the information contained in “Item 4. Purpose of Transaction.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 5. Interest in Securities of the Issuer.

The responses to rows (7) through (13) of the cover page of this Amendment No. 1 and the corresponding footnotes are hereby incorporated by reference in their entirety in this Item 5.

(a)      See responses to Items 11 and 13 on the cover page.

(b)      See response to Rows (7), (8), (9) and (10) on the cover page.

(c)      Except as described in Item 6 or as otherwise set forth in the Schedule 13D, the Reporting Person has not, to the best of his knowledge, engaged in any transaction with respect to the Common Stock of the Issuer during the sixty days prior to the date of filing this Amendment No. 1.

CUSIP No. 53630L100	Amendment No. 1 to Schedule 13D	Page 4 of 5 Pages

Except as described above, the information contained in “Item 5. Interest in Securities of the Issuer.” of the Schedule 13D is not being amended by this Amendment No. 1.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

“Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.” is hereby amended and restated in its entirety as follows:

Note Cancellation and Subscription Agreement

In August 2009 and January 2015, the Issuer issued an aggregate of $100,000 in promissory notes to the Reporting Person (the “Chancellor Notes”), of which an aggregate face value of approximately $75,000 was outstanding prior to the Issuer’s initial public offering of its Common Stock. In connection with the closing of such initial public offering and pursuant to a Note Cancellation and Stock Purchase Agreement between the Issuer and the Reporting Person, the Chancellor Notes were cancelled and the Reporting Person was issued an aggregate of 22,950 shares of Common Stock.

Executive Employment Arrangements

On March 31, 2021, the Reporting Person was granted options to purchase 100,000 shares of Common Stock in connection with his service as the Issuer’s Chief Medical Officer and member of the Board of Directors. Such options vest in equal installments over three years beginning on the anniversary date of the grant, such that all options will be fully vested and exercisable on March 31, 2024.

On September 3, 2021, the Reporting Person was granted options to purchase 160,000 shares of Common Stock in connection with his service as the Issuer’s Chief Medical Officer and member of the Board of Directors. Such options vest in equal installments over three years beginning on the anniversary date of the grant, such that all options will be fully vested and exercisable on September 3, 2024.

On June 16, 2023, the Reporting Person was granted options to purchase 79,500 shares of Common Stock in connection with his service as the Issuer’s Chief Medical Officer and member of the Board of Directors. Such options were fully vested on the date of such grant.

Except as described herein, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Person and any other person with respect to any securities of the Issuer, including but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7. Material to be filed as Exhibits.

“Item 7. Material to be filed as Exhibits.” of the Schedule 13D is hereby amended and restated in its entirety as follows:

None.

CUSIP No. 53630L100	Amendment No. 1 to Schedule 13D	Page 5 of 5 Pages

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: June 21, 2023
/s/ Michael B. Chancellor
Name: Michael B. Chancellor